August 25, 2017

United States

Securities and Exchange Commission

100 F Street

Mailstop 3561

Washington, DC 20549

Re:	The Greater Cannabis Company, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 8, 2017
File No. 333-218854

Dear Ms. Ransom:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated August 24, 2017 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement on its Amendment No. 2 to its Form S-1 submitted August 8, 2017 (File No. 333-218854) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Registration Statement on Form S-1

Financial Statement, page F-1

Statement of Cash Flows for the Six Months Ended June 30, 2017 and 2016, page F-7

1. Please explain to us why the change in Cash at Escrow Agent is reflected as an operating cash flow as opposed to a non-cash investing or financing activity.

Response: In response to the Staff’s comments, the Company has revised its Statement of Cash Flows for the Six Months Ended June 30, 2017 and 2016, on page F-7, to properly reflect the “Cash at Escrow Agent” as a Non-Cash Financing Activity.

Exhibit 5.1

2. Please have counsel revise the first sentence of the opinion to provide an opinion regarding all 24,027,493 shares registered. Also, please have counsel revise the last sentence of the second to last paragraph to opine that the 21,527,493 shares already issued and outstanding are legally issued, fully paid and non-assessable, and that the 2,500,000 shares to be issued will be, when sold, legally issued, fully paid and non-assessable. Refer to Staff Legal Bulletin No. 19-Legality and Tax Opinions in Registered Offerings for guidance.

Ms. Ransom, Assistant Director Office of Consumer Products

US Securities and Exchange Commission

August 25, 2017

Response: In response to the Staff’s comments, the Company’s opinion has been revised to opine that the 21,527,493 shares already issued and outstanding are legally issued, fully paid and non-assessable, and that the 2,500,000 shares to be issued will be, when sold, legally issued, fully paid and non-assessable.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me at (727) 482-1505.

Sincerely,

/s/ Wayne Anderson
Wayne Anderson,
President

Cc: John T. Root, Jr.